July 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adamis Pharmaceuticals Corporation
Registration Statement on Form S-1
File No. 333-273233
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 26, 2023, in which we, as placement agent for the above-referenced offering, joined in the request of Adamis Pharmaceuticals Corporation (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement for July 28, 2023, at 9:00 a.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

MAXIM GROUP LLC
By:	/s/ Clifford A. Teller
	Name:	Clifford A. Teller
	Title:	Co-President